Exhibit 99.1

ELBIT IMAGING ANNOUNCES APPOINTMENT OF CHIEF EXECUTIVE OFFICER OF
ITS SUBSIDIARY, PLAZA CENTERS N.V.

Tel Aviv, Israel, July 13, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Plaza Centers N.V. (LSE:PLAZ) a subsidiary of the Company,  has appointed Mr. Akiva Azulay as its new President and CEO, starting in August 2015.

Mr. Akiva Azulay joins Plaza with a strong business management and financial background alongside extensive real estate and retail experience. Akiva previously held senior roles at some of the largest real estate and finance Israeli companies. Most recently, Akiva was at Delek Group, one of Israel's largest companies. Akiva supported the company’s activities in the UK and played a key role on behalf of Delek in the eventual sale of a major UK real estate led operational business, in September 2014. Akiva previously held senior roles at AFI Europe (part of Africa-Israel Investments) between 2004 and 2010, most recently as Vice President, where he managed real estate operations across Central and Eastern Europe. Before this, Akiva also worked at Bank Hapoalim, the largest Israeli Bank, as an economist in the real estate investment department, handling the provision of credit to construction and development projects in Israel. Akiva holds a B.Sc and M.Sc from Ben-Gurion University as well as a certificate in real estate valuation and appraisal certification from Tel-Aviv University.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com